SECURITIES AND EXCHANGE COMMISSION

07005686

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JANE STREET CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 2102
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Granieri (212) 651-6070
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Robert A. Granieri swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Capital, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

MD
Title

[Signature]
Notary Public

Kronheimer Barry Jacob
Notary Public, State of NY
No. 02K[illegible]6039598
Qualified in New York County
Commission Exp. 03-24-2007

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

JANE STREET CAPITAL, LLC

CONTENTS
December 31, 2006

Independent Auditor's Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 5

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Jane Street Capital, LLC

We have audited the accompanying statement of financial condition of Jane Street Capital, LLC (the "Company") (a wholly owned subsidiary of Jane Street Holding, LLC) as of December 31, 2006. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Capital, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 1, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

JANE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash	$ 2,759,563
Securities Owned, at market value	2,022,062,201
Due from Affiliates	1,174,785
Other Assets	10,831,521
Total Assets	$2,036,828,070
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$1,563,090,096
Due to broker	326,826,902
Due to Parent	2,264,068
Accrued expenses and other liabilities	3,388,946
Total liabilities	1,895,570,012
Subordinated Borrowing (Note 7)	25,000,000
Member's Equity	116,258,058
Total Liabilities and Member's Equity	$2,036,828,070

See Notes to Statement of Financial Condition

4. RELATED PARTY TRANSACTIONS:

The Company's Parent provides administrative services and pays payroll expenses on behalf of the Company. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates, and these are reflected in the due from affiliates balance.

5. REGULATORY REQUIREMENTS:

As a registered broker-dealer and member of the American Stock Exchange, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness or $713,500, which is an amount based on market-maker activity, as defined. At December 31, 2006, the Company had net capital of $28,557,449, which exceeded the requirement of $713,500 by $27,843,949.

6. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's core trading positions involve securities traded in two different markets simultaneously. The security trading in one of these markets is generally a derivative of the security trading in the other market.

The Company purchases and sells stock and index options, futures, commodity and forward currency contracts. The writing of options as well as the use of futures and forward currency contracts involve elements of market risk in excess of the amounts recognized in the statement of financial condition. Substantially all of the options are traded on national exchanges. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All derivative positions are reported in the accompanying statement of financial condition at market value or open-trade equity and any change in value is reflected in Member's equity. The foreign securities have been translated into U.S. dollars at the rate reflected at December 31, 2006.

7. SUBORDINATED BORROWING:

The Company has a $25,000,000 revolving subordinated loan (the "Agreement") with Custodial Trust Company which was renewed on November 15, 2006 and increased from $15,000,000. Borrowings under the Agreement bear interest at variable rates based on the 30-day LIBOR on the date of the borrowing, plus 300 basis points. The Agreement is guaranteed by the Parent. The fair value of this instrument approximates its carrying value because it bears a market-based interest rate.

This subordinated borrowing has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the SEC's net capital rule. Subordinated borrowings are withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated borrowings can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawals of subordinated borrowings.

The new maturity date of the Agreement is November 15, 2007.

8. COMMITMENTS AND CONTINGENCIES:

At December 31, 2006, the Company is obligated under five noncancelable operating leases for office space expiring various times through April 2017. The leases contain provisions for escalations based on certain costs incurred by the lessors.

The combined future aggregate minimum rental commitments under the leases are as follows:

Year ending December 31,	
2007	$ 1,293,155
2008	1,710,640
2009	1,695,442
2010	1,290,350
2011 and thereafter	8,062,069
	$14,051,656

Rent expense has been allocated to the other entities, Jane Street Trading, LLC, Jane Street Markets, LLC, Jane Street Holding, LLC, Jane Street Options, LLC, Jane Street Global Trading, LLC and another related party.

9. SUBSEQUENT EVENT:

Subsequent to December 31, 2006, the Company ceased to be a member of the Chicago Stock Exchange.

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Jane Street Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Jane Street Capital, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the American Stock Exchange and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 1, 2007

END